Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

	(Dollars in millions)	Six months ended June 30, 2006

	General Electric Company and consolidated affiliates
	Earnings (a)	$11,320
Plus:	Interest and other financial charges included in expense	8,980
	One-third of rental expense (b)	259
	Adjusted “earnings”	$20,559

	Fixed Charges:
	Interest and other financial charges	$8,980
	Interest capitalized	46
	One-third of rental expense (b)	259
	Total fixed charges	$9,285

	Ratio of earnings to fixed charges	2.21

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.